Exhibit F-1

                 [Letterhead of Berlack, Israels & Liberman LLP]


                                          January 24, 2000



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

            Re:   SEC File No. 70-9565
                  --------------------

Ladies and Gentlemen:

            We have examined the Application on Form U-1, dated October 25, 1999, under the Public Utility Holding Company Act of 1935, as amended (the "Act"), filed by GPU, Inc. ("GPU") with the Securities and Exchange Commission and docketed in SEC File No. 70-9565, as amended by Amendment No. 1 thereto, dated December 15, 1999, Amendment No. 2 thereto, dated December 28, 1999, and Amendment No. 3, dated this date, of which this opinion is to be a part. (The Application, as so amended and as thus to be amended, is hereinafter referred to as the "Application").

            The Application contemplates, among other things, that GPU would organize a new, wholly-owned subsidiary company ("Newco") to acquire from time to time limited partner interests in EnerTech Capital Partners II, L.P., ("EnerTech Partnership") a Delaware limited partnership formed pursuant to an Agreement of Limited Partnership, as amended ("Partnership Agreement") to invest in companies engaged in activities primarily related to the electric and natural gas utilities and their convergence into the broader energy, communications and other utility-like service industries. The interests proposed to be acquired by GPU in the EnerTech Partnership will in the aggregate not exceed $5 million.

            We have been counsel to GPU and to its subsidiaries for many years. In such capacity, we have participated in various proceedings relating to GPU and its subsidiaries, and we are familiar with the terms of the outstanding securities of the corporations comprising the GPU holding company system.

            We have examined copies, signed, certified or otherwise proven to our satisfaction of the charter documents and by-laws of GPU. We have also examined such other documents, instruments and agreements, including the Partnership Agreement, and have made such further investigation as we have deemed necessary as a basis for this opinion.

            We are members of the Bar of the State of New York and do not purport to be experts on the laws of any jurisdiction other than the laws of the State of New York and the federal laws of the United States. We have, however, reviewed the General Corporation Law of the State of Delaware to the extent required to express the opinions set forth herein. As to all matters herein which are governed by the laws of the Commonwealth of Pennsylvania, we have relied upon the opinion of Ryan, Russell, Ogden & Seltzer LLP which is being filed as Exhibit F-2 to the Application.

            Based upon the foregoing, we are of the opinion that,

                 (a) all State laws applicable to the proposed transactions have been complied with (except that we express no view with respect to any state "blue sky" or securities laws that will have been complied with);

                 (b) GPU is validly organized and duly subsisting in the Commonwealth of Pennsylvania;

                 (c)   Newco  will  legally   acquire  limited  partner
            interests in the EnerTech Partnership; and

                 (d) the consummation of the transactions proposed in the Application will not violate the legal rights of the holders of any securities issued by GPU or any "associate company" thereof, as defined in the Act.

            We hereby consent to the filing of this opinion as an exhibit to the Application and in any proceedings before the Commission that may be held in connection therewith.

                                    Very truly yours,


                                    BERLACK, ISRAELS & LIBERMAN LLP